EXHIBIT 99.1

For Immediate Release 21-48-TR	Date:	November 4, 2021

Teck and Oldendorff Carriers Announce Agreement to Reduce

Supply Chain CO2 Emissions

Vancouver, B.C. –  Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Oldendorff Carriers (“Oldendorff”) today announced an agreement to employ energy efficient bulk carriers for shipments of Teck steelmaking coal from the Port of Vancouver to international destinations, reducing CO2 emissions in the steelmaking coal supply chain. This industry-leading initiative is expected to achieve a CO2 emissions reduction of 30 - 40% for shipments handled by Oldendorff. The estimated savings can be of up to 45,000 tonnes of CO2 per year, equivalent to removing nearly 10,000 passenger vehicles from the road.

Oldendorff’s fleet of ‘Eco’ bulk carriers achieve significant fuel savings, owing to their energy-saving design, fuel-efficient engines, maximizing cargo size and utilizing advanced voyage optimization. Oldendorff’s fleet of approximately 700 bulk carriers from Handy size to Cape size gives Teck shipping flexibility and reduced carbon intensity on each voyage. The CO2 reductions represent Scope 1 emissions for Oldendorff and Scope 3 emissions for Teck.

“Partnering with Oldendorff to reduce the emissions associated with transportation of our steelmaking coal is one of the ways Teck is reducing our carbon footprint and taking action on climate change,” said Don Lindsay, President and CEO, Teck. “As part of our climate strategy, we are committed to working with transportation providers to reduce emissions downstream of our business.”

Peter Twiss, CEO of Oldendorff Carriers commented, “Oldendorff Carriers is very pleased to collaborate with Teck on this effort to reduce CO2 emissions in the bulk supply chain. By working together with the Teck logistics team and challenging fundamental logistic concepts, we were able to develop an environmentally optimized delivery program. Using our fleet of ‘Eco’ bulk carriers in this re-envisioned delivery program, the CO2 emissions will be reduced significantly.“

As part of Teck’s Sustainability Strategy, Teck has goals to reduce carbon intensity across operations by 33% by 2030 and be a carbon-neutral operator by 2050. CIick here to learn more about Teck’s approach to taking action on climate change.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to expectations with respect to energy efficiency, the realized amount of CO2 emissions reduction, and our long-term sustainability strategy, including but not limited to our 2030 and 2050 goals. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, achievement of energy efficiency in line with expectations, as well as our ability to achieve our climate goals and the longer term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on adequate terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Oldendorff

Oldendorff Carriers is a 100-year-old family owned shipping company operating a fleet of about 700 bulk carriers. The company is represented by 20 offices around the world with 10 bulk Transshipment projects and has a workforce over 4,500 people from 60 countries. www.oldendorff.com

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Oldendorff Contact:

Scott Bergeron

Director Business Development and Strategy

703.608.6001

scott.bergeron@oldendorff.com

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